Subject to Completion

Preliminary Prospectus Supplement dated April 28, 2004

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802
(To prospectus dated November 26, 2003)

1,000,000 Units

Merrill Lynch & Co., Inc.

Accelerated Return Notes Linked to the Global Equity Basket

due July     , 2005

(the “Notes”)

$10 original public offering price per unit

The Notes:	Payment at maturity:

•  No payments prior to maturity.

•  We cannot redeem the Notes prior to maturity.

•  Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•  Linked to the value of the Global Equity Basket, an index comprised of the Nikkei 225 Index, the Dow Jones EURO

  STOXX 50 Index and the S&P 500 Index, each initially

  equally weighted.

•  We have applied to have the Notes quoted on the Nasdaq

  National Market under the trading symbol “ARGB”. If approval of this application is granted, the Notes will be quoted on the Nasdaq National Market at such time. We make no representation, however, that the Notes will be quoted on the Nasdaq National Market or, if quoted, will remain quoted for the entire term of the Notes.

•  Expected settlement date: May     , 2004.

•   The amount you receive at maturity will be based upon the

     percentage change in the value of the Global Equity Basket.

     If the value of the Global Equity Basket has increased over the term of the Notes, at maturity you will receive a payment per Note based upon triple the percentage increase of the

     Global Equity Basket, not to exceed a maximum payment

     expected to be between $11.00 and $11.40 per Note, as

     described in this prospectus supplement. If the value of the

     Global Equity Basket has decreased over the term of the

     Notes, at maturity you will receive a payment per Note based upon that percentage decrease. As a result, you may lose

     some, if not all, of your investment in Notes.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.00	$10,000,000
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)	The public offering price and underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Merrill Lynch & Co.

The date of this prospectus supplement is May     , 2004.

“Dow Jones”, “THE DOW JONES EURO STOXX 50SM” and “STOXXSM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch & Co., Inc. Merrill Lynch & Co., Inc.’s Accelerated Return Notes Linked to the Global Equity Basket due July    , 2005 based on THE DOW JONES EURO STOXX 50SM are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®”, “S&P®” and “500” are trademarks of the McGraw Hill Company Inc. and have been licensed for use by Merrill Lynch Capital Services Inc., and Merrill Lynch & Co., Inc. is an authorized licensee.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Accelerated Return Notes Linked to the Global Equity Basket due July     , 2005 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Global Equity Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on July     , 2005.

Each unit will represent a single Note with an original public offering price of $10.00. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risk, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as those paid on standard senior non-callable debt securities, in exchange for the ability to participate in changes in the value of the Basket over the term of the Notes.

Who determines the value of the Basket and what does the Basket reflect?

Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Calculation Agent”) will determine the value of the Basket as described in the section entitled “The Basket” in this prospectus supplement. The Basket is designed to allow investors to participate in the movement of the values of certain indices, as reflected by changes in the Basket over the term of the Notes. The indices comprising the Basket are the Nikkei 225 Index, the Dow Jones EURO STOXX 50 Index (the “EURO STOXX 50 Index”) and the S&P 500 Index (each a “Basket Index”). Each Basket Index has been assigned an equal initial weighting and such weighting will reflect the value of each Basket Index in the Basket on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Index by taking the initial weighting for such Basket Index multiplying that weighting by 100, and then dividing the result by the value of that Basket Index observed on the Pricing Date. The Multipliers may be used to calculate the value of the Basket on any given day by summing the products of each Basket Index and its designated Multiplier, as described in this prospectus supplement. The Multipliers for each Basket Index will be listed in the section entitled “The Basket” in the final prospectus supplement delivered in connection with sales of the Notes.

How has the Basket performed historically?

The Basket will not exist until the Pricing Date. We have, however, included a table showing hypothetical monthly historical values of the Basket for each month from January 1999 to March 2004 based upon the hypothetical Multiplier for each Basket Index calculated as of April 27, 2004 and historical values of each Basket Index. In addition, we have included tables showing the historical monthly values of each Basket Index for each month from January 1999 to March 2004. These tables are included in the section entitled “The Basket” in this prospectus supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, this past performance is not indicative of how the Basket will perform in the future.

What will I receive upon maturity of the Notes?

At maturity, for each unit of Notes you own, you will receive a payment equal to the “Redemption Amount”. The Redemption Amount to which you will be entitled depends entirely on the relation of the Ending Value to the Starting Value:

(i) If the Ending Value is greater than the Starting Value, the Redemption Amount per unit will equal:

$10	+	($30	×	(	Ending Value – Starting Value	))
Starting Value

provided, however, the Redemption Amount cannot exceed an amount expected to be between $11.00 and $11.40 (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be disclosed in the final prospectus supplement delivered in connection with sales of the Notes.

(ii) If the Ending Value is equal to or less than the Starting Value, the Redemption Amount per unit will equal:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” will equal 100, the value of the Basket as set on the Pricing Date.

The “Ending Value” means the average, arithmetic mean, of the values of the Basket at the close of the market on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the stated maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in a Basket Index or certain futures or option contracts relating to a Basket Index.

You should understand that the opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the amount that you receive at maturity will never exceed the Capped Value, which is expected to represent an appreciation of 10% to 14% over the original public offering price of the Notes. However, in the event that the value of the Basket declines over the term of the Notes, the amount you receive at maturity will be proportionately less than the original public offering price and you may therefore lose a part or all of your initial investment in the Notes.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a Capped Value of $11.20, the midpoint of the expected range of $11.00 to $11.40:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 50

Redemption Amount (per Unit)	=	$10	×	(50)	=	$5.00
100

Example 2—The hypothetical Ending Value is equal to 103% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 103

Redemption Amount (per Unit)	=	$10	+	($30	×	(103–100))	=	$10.90
100

Example 3—The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value: 100

Hypothetical Ending Value: 150

Redemption Amount (per Unit)	=	$10	+	($30	×	(150–100))	=	$11.20	(Redemption Amount cannot be greater than the Capped Value)
100

What about taxes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. hereby agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes quoted on the Nasdaq National Market under the trading symbol “ARGB”, subject to official notice of issuance. If approval of this application is granted, the Notes will be quoted on the Nasdaq National Market at such time. We make no representation, however, that the Notes will be quoted on the Nasdaq National Market or, if quoted, will remain quoted for the entire term of the Notes. In any event, you should be aware that the quotation of the Notes on the Nasdaq National Market will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S’ status as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity. The payment at maturity on the Notes will depend on the change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the amount of cash you receive at maturity may be more or less than the original public offering price of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the original public offering price of each Note, in which case your investment in the Notes will result in a loss to you. Additionally, although any positive return on the Notes is based on triple the amount of the percentage increase in the value of the Basket, in no event will the amount you receive at maturity be greater than the Capped Value.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike standard senior non-callable debt securities, the Notes do not guarantee the return of a principal amount at maturity.

Your return is limited and will not reflect the return of owning the stocks included in the Basket Indices

You should understand that the opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which represents an appreciation expected to be between 10% to 14% over the original public offering price of the Notes. However, in the event that the value of the Basket declines over the term of the Notes, you will realize the entire decline and will lose a part or all of your initial investment.

In addition, your return will not reflect the return you would realize if you actually owned the stocks underlying the Basket Indices and received the dividends paid on those stocks, if any, because the value of the Basket is calculated by reference to the prices of the common stocks included in the Basket Indices without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the Notes

We have applied to have the notes quoted on the Nasdaq National Market under the trading symbol “ARGB”. If approval of this application is granted, the Notes will be quoted on the Nasdaq National Market at such time. We make no representation, however, that the Notes will be quoted on the Nasdaq National Market or, if quoted, will remain quoted for the entire term of the Notes. In any event, you should be aware that the quotation of the Notes on the Nasdaq National Market does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors such as the increase, if any, in the value of the Basket.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

Your return may be affected by factors affecting international securities markets

The Basket Indices that comprise the Basket measure the value of the equity securities of companies listed on various U.S., European and Asian exchanges. The return on the Notes will be affected by factors affecting the value of securities in these markets. The European and Asian securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize a particular non-U.S. securities market and cross-shareholdings in European and Asian companies on these markets may affect prices and the volume of trading on those markets. Also, there is generally less publicly available information about non-U.S. companies than about U.S. companies that are subject to the reporting requirements of the SEC. Additionally, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices and performance of securities of companies in Europe and Asia may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, and possible fluctuations in the rate of exchange between currencies are factors that could negatively affect the international securities markets. Moreover, the relevant European and Asian economies may differ favorably or unfavorably from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your return may be affected by currency exchange rates

Changes in exchange rates will not be considered in calculating the Redemption Amount, but may affect the businesses, profitability and trading prices of companies included in the Basket Indices, and therefore the value of the Basket. Further, the EURO STOXX 50 Index is calculated using the euro or, in the case of underlying securities that do not trade in euros, the euro-equivalent trading prices of the underlying securities. Where used, the euro-equivalent trading price of an underlying security will depend in part on the then current exchange rate between the relevant currency and the euro. Changes in such exchange rates may, therefore, affect the value of the EURO STOXX 50 Index and, in turn, the value of the Basket.

The Index Publishers have no obligations relating to the Notes

The Index Publishers, as defined below, have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes.

The Index Publishers are under no obligation to continue the calculation and dissemination of any of the Basket Indices. The Notes are not sponsored, endorsed, sold or promoted by the Index Publishers. No inference should be drawn from the information contained in this prospectus supplement or the accompanying prospectus that the Index Publishers make any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index Publishers or the Basket to track general stock market performance.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the Basket may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. In addition, an increase in U.S. interest rates (which would tend to decrease the value of the Basket) may offset other factors that would otherwise increase the value of the Basket. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes.    We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined. In addition, because the payment at maturity on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates may affect the trading value of the Notes.    In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. In general, if interest rates in Japan or Europe increase, we expect that the trading value of the Notes will increase and, conversely, if interest rates in Japan or Europe decrease, we expect that the trading value of the Notes will decrease. The level of interest rates in the U.S., Japan or Europe may also affect the applicable economies and, in turn, the values of the Basket Indices. Rising interest rates may lower the value of a Basket Index and, thus, may decrease the value of the Notes. Falling interest rates may increase the value of a Basket Index and, thus, may increase the value of the Notes.

Changes in the volatilities of the Basket Indices are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket Indices increase we expect that the trading value of the Notes will increase and, conversely, if the volatility of the Basket Indices decrease, we expect the value of the Notes will decrease.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket during the period before the stated maturity of the Notes. However, as the time remaining to the stated maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in dividend yields of the stocks included in the Basket are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Basket increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Basket decrease, we expect that the value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. However, we expect that the effect on the trading value of the Notes of a given increase in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks underlying the Basket Indices or futures or options contracts on the Basket Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that could be adverse to your investment in the Notes.

Potential conflicts of interest could arise

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket or any Basket Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Basket or any Basket Index. See the sections entitled “Description of the Notes—Adjustments to the Basket; Market Disruption Events” and “—Discontinuance of the Basket Indices” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Indices including extending loans to, or making equity investments in or providing advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the Basket Indices and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the Basket Indices. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Basket Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Basket Indices does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on July     , 2005.

While at maturity a beneficial owner of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, registered holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with an original public offering price of $10.00 per Note. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” for a Note will be determined by the calculation agent as described below.

(i)  If the Ending Value is greater than the Starting Value, the Redemption Amount per unit will equal:

$10	+	($30	×	(	Ending Value – Starting Value	))
Starting Value

provided, however, the Redemption Amount cannot exceed an amount expected to be between $11.00 and $11.40 per unit (the “Capped Value”). We will disclose the Capped Value to you in the final prospectus supplement delivered in connection with sales of the Notes.

(ii)  If the Ending Value is equal to or less than the Starting Value, the Redemption Amount per unit will equal:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined on the last scheduled Basket Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Basket Business Day prior to the maturity date to and including the second scheduled Basket Business Day prior to the maturity date.

A “Calculation Day” means any Basket Business Day during the Calculation Period on which a Market Disruption Event (as defined below under “—Adjustments to the Basket; Market Disruption Events”) has not occurred.

An “Basket Business Day” means a day on which The Nasdaq Stock Market, the New York Stock Exchange (“NYSE”) and the American Stock Exchange (the “AMEX”) are open for trading and each of the Basket Indices or any successor indices are calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value,

•	the total amount payable at maturity for each Note,

•	the total rate of return to beneficial owners of the Notes,

•	the pretax annualized rate of return to beneficial owners of the Notes, and

•	the pretax annualized rate of return of an investment in the stocks included in the Basket Indices, which includes an assumed aggregate dividend yield of 1.60% per annum, as more fully described below.

For purposes of this table, we have assumed a Capped Value of $11.20, the midpoint of the expected range of $11.00 to $11.40.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable at maturity per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of stocks included in the Index(1)(2)
50.00	-50%	$ 5.00	-50.00%	-51.38%	-49.48%
60.00	-40%	$ 6.00	-40.00%	-39.31%	-37.51%
70.00	-30%	$ 7.00	-30.00%	-28.34%	-26.61%
80.00	-20%	$ 8.00	-20.00%	-18.23%	-16.56%
90.00	-10%	$ 9.00	-10.00%	-8.83%	-7.19%
92.00	-8%	$ 9.20	-8.00%	-7.02%	-5.39%
94.00	-6%	$ 9.40	-6.00%	-5.23%	-3.61%
96.00	-4%	$ 9.60	-4.00%	-3.47%	-1.85%
98.00	-2%	$ 9.80	-2.00%	-1.72%	-0.11%
100.00(3)	0%	$10.00	0.00%	0.00%	1.60%
102.00	2%	$10.60	6.00%	5.06%	3.30%
104.00	4%	$11.20	12.00%	9.95%	4.98%
106.00	6%	$11.20	12.00%	9.95%	6.64%
108.00	8%	$11.20	12.00%	9.95%	8.29%
110.00	10%	$11.20	12.00%	9.95%	9.91%
120.00	20%	$11.20	12.00%	9.95%	17.81%
130.00	30%	$11.20	12.00%	9.95%	25.34%

(1)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the underlying stocks comprising each of the Basket Indices and consequently a percentage change in each Basket Index, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.60% per annum (which equals the average of a dividend yield of 0.80% for the Nikkei 225 Index, 2.42% for the EURO STOXX 50 Index and 1.58% for the S&P 500 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical average closing value;

(c)	no transaction fees or expenses; and

(d)	an investment term from April 28, 2004 to June 28, 2005, a term expected to be equal to that of the Notes.

(3)	This will be the Starting Value.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Starting Value and Ending Value determined as described in this prospectus supplement.

Adjustments to the Basket; Market Disruption Events

If at any time Nihon Keizai Shimbum, Inc. (“NKS”), Dow Jones & Company, Inc. (“Dow Jones”) or Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) (each an “Index Publisher”) makes a material change in the formula for or the method of calculating its respective Basket Index or in any other way materially modifies such Basket Index so that the Basket Index does not, in the opinion of the Calculation Agent, fairly represent the value of such Basket Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to such Basket Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Basket Index, as so adjusted. Accordingly, if the method of calculating a Basket Index is modified so that the value of the Basket Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent shall adjust the Basket Index in order to arrive at a value of the Basket Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent :

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise a Basket Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to a Basket Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the Calculation Agent, will be considered “material”.

As a result of terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the certain Basket Indices are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Basket Indices

If an Index Publisher discontinues publication of its respective Basket Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of its determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the Index Publisher or any other entity for the Basket Index and calculate the Ending Value as described above under “—Payment at maturity”. Upon any selection by the Calculation Agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of its respective Basket Index and:

•	the Calculation Agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the Calculation Agent will compute a substitute value for the Basket Index in accordance with the procedures last used to calculate the Basket Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a value as a substitute for the Basket Index as described below, the successor index or value will be used as a substitute for the Basket Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of its respective Basket Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each business day until the earlier to occur of:

•	the determination of the Ending Value, and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount, if any, as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “business day” is any day on which the NYSE, the AMEX and the Nasdaq National Market are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price of each unit, will be equal to the Redemption Amount, calculated as though the date of early repayment were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at their maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of         % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE BASKET

The Basket is designed to allow investors to participate in the percentage change in the value of the Nikkei 225 Index, the EURO STOXX 50 Index and the S&P 500 Index over the term of the Notes. The Basket Indices are described in the sections below. Each Basket Index has been assigned an equal initial weighting, and such weighting reflects the relative contribution that Basket Index will make to the value of the Basket. The weightings for each Basket Index are disclosed below.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the Notes into consideration for any reason. Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes.

Determination of the Multiplier for each Basket Index

A fixed factor (the “Multiplier”) will be determined for each Basket Index, based upon the initial weighing of the Basket Indices. The Multiplier for each Basket Index will be calculated on the Pricing Date and will equal:

•	the initial weight (as a percentage) for the Basket Index, multiplied by 100, and

•	divided by the closing value of the Basket Index on the Pricing Date.

The Multipliers will be calculated in this way so that the Basket will equal 100.00 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date, except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Index in the event such Basket Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the value of such Basket Index had those material changes or modifications not been made.

The hypothetical Multipliers for each Basket Index, based on the value of each Basket Index as of April 27, 2004 are listed under “—Computation of the Basket” below.

Computation of the Basket

The Calculation Agent will calculate the value of the Basket by summing the products of the closing value for each Basket Index on a Calculation Day and the Multiplier applicable to each Basket Index. If a scheduled Calculation Day is not a Basket Business Day or a Market Disruption Event occurs or is continuing on such day, the next scheduled Basket Business Day immediately following such day will be the Calculation Day, regardless of whether a Market Disruption Event occurs or is continuing on such day. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

The value of the Basket will vary based on the increase or decrease in value of each Basket Index. Any increase in the value of a Basket Index (assuming no change in the values of the other Basket Indices) will result in an increase in the value of the Basket. Conversely, any decrease in the value of a Basket Index (assuming no change in the values of the other Basket Indices) will result in a decrease in the value of the Basket. On April 27, 2004, for each Basket Index, the symbol, the weight, the closing value, the hypothetical Multiplier and the initial contribution to the Basket value were as follows:

Basket Indices	Symbol	Initial Weight	Closing Value(1)	Hypothetical Multiplier (2)	Index Points
Nikkei 225 Index	NKY	33 1/3%	12,044.88	0.00276743	33.333
EURO STOXX 50 Index	SX5E	33 1/3%	2,884.82	0.01155474	33.333
S&P 500 Index	SPX	33 1/3%	1,138.15	0.02928729	33.333

(1)	This is the closing value of each Basket Index on April 27, 2004.
(2)	The hypothetical Multiplier equals the initial weight multiplied by 100, and then divided by the closing value on April 27, 2004. The actual Multiplier will be determined on the Pricing Date and disclosed to you in the final prospectus supplement delivered in connection with sales of the Notes.

Hypothetical Historical Data on the Basket

The Basket will not exist until the Pricing Date. We have, however, included a table showing monthly hypothetical historical values of the Basket for each month (the “Hypothetical Historical Month-End Value”) from January 1999 to March 2004 based upon the applicable hypothetical Multiplier for each Index Basket, calculated as of April 27, 2004. The historical closing prices of each Index Basket used to calculate this hypothetical historical data can be found in the sections below. All Hypothetical Historical Month-End Values presented in the following table were calculated by the Calculation Agent.

The Hypothetical Historical Month-End Values have been calculated hypothetically on the same basis that the Basket will be calculated. The value of the Basket will be set to 100.00 on the Pricing Date and the hypothetical Multipliers are used to provide an illustration of past movements of the Hypothetical Historical Month-End Values only. You should understand we have provided this historical information to help you evaluate the behavior of the Basket in various economic environments. These Hypothetical Historical Month-End Values are not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not any indication that the Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	118.59	149.04	133.55	103.18	74.12	95.78
February	116.29	155.14	121.87	103.60	72.51	97.52
March	122.63	160.83	118.32	107.84	70.44	97.61
April	128.75	153.56	127.44	104.64	75.38
May	124.65	146.90	124.63	103.39	78.46
June	132.49	150.24	120.79	94.59	81.63
July	130.39	144.62	115.57	85.07	84.58
August	130.48	150.91	106.11	84.76	87.69
September	128.69	142.44	95.63	75.37	85.13
October	134.90	140.54	99.92	78.96	89.75
November	141.89	134.40	105.25	83.62	89.34
December	152.10	131.96	106.78	77.08	94.01

The following graph sets forth the hypothetical historical performance of the Basket presented in the table above, based upon the hypothetical Multipliers set on April 27, 2004. Past movements of the Basket are not necessarily indicative of the future Basket values.

The Basket Indices

The Nikkei 225 Index

All disclosure contained in this prospectus supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources and the policies are subject to change at the discretion of NKS.

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 Underlying Stocks trading on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 23.156 as of April 27, 2004, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing &50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of &50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Index.

None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Values or Ending Values or any Redemption Amount upon maturity of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

Historical data on the Nikkei 225 Index

The following table sets forth the closing values of the Nikkei 225 Index on the last Business Day of each year from 1967 through 2003. The historical experience of the Nikkei 225 Index should not be taken as an indication of future performance and no assurance can be given that the value of the Nikkei 225 Index will not decline and thereby reduce the Supplemental Redemption Amount, if any, which may be payable to the beneficial owner of the Notes at maturity or otherwise.

Year-End Closing Values of the Index

Year	Closing Value	Year	Closing Value
1967	1,281	1986	18,701
1968	1,715	1987	21,564
1969	2,359	1988	30,159
1970	1,987	1989	38,916
1971	2,714	1990	23,849
1972	5,208	1991	22,984
1973	4,307	1992	16,925
1974	3,817	1993	17,417
1975	4,359	1994	19,723
1976	4,991	1995	19,868
1977	4,866	1996	19,361
1978	6,002	1997	15,259
1979	6,569	1998	13,842
1980	7,116	1999	18,934
1981	7,682	2000	13,786
1982	8,017	2001	10,543
1983	9,894	2002	8,579
1984	11,543	2003	10,677
1985	13,113

The following table sets forth the level of the Nikkei 225 Index at the end of each month, in the period from January 1999 through March 2004. These historical data on the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	14,499	19,540	13,844	9,998	8,340	10,784
February	14,368	19,960	12,884	10,588	8,363	11,042
March	15,837	20,337	13,000	11,025	7,973	11,715
April	16,702	17,974	13,934	11,493	7,831
May	16,112	16,332	13,262	11,764	8,425
June	17,530	17,411	12,969	10,622	9,083
July	17,862	15,727	11,861	9,878	9,563
August	17,437	16,861	10,714	9,619	10,344
September	17,605	15,747	9,775	9,383	10,219
October	17,942	14,540	10,366	8,640	10,560
November	18,558	14,649	10,697	9,216	10,101
December	18,934	13,786	10,543	8,579	10,677

The following graph sets forth the historical performance of the Nikkei 225 Index at the end of each month in the table above. Past movements of the Nikkei 225 Index are not necessarily indicative of the future Nikkei 225 Index values. On April 27, 2004, the closing value of the Nikkei Index was 12,044.88.

The EURO STOXX 50 Index

The EURO STOXX 50 Index was created by STOXX, a joint venture founded by SWX- Swiss Exchange, SBF-Bourse de Paris, Deutsche Borse AG and Dow Jones. Publication of the EURO STOXX 50 Index began on February 26, 1998, based on an initial value of the EURO STOXX 50 Index of 1,000 at December 31, 1991.

The EURO STOXX 50 Index is currently calculated by (i) multiplying the per share price of each underlying security by the number of outstanding shares (and, if the stock is not quoted in euro, then multiplied by the country currency and an exchange factor which reflects the exchange rate between the country currency and the euro); (ii) calculating the sum of all these products (the “Index Aggregate Market Capitalization”); and (iii) dividing the Index Aggregate Market Capitalization by a divisor which represents the Index Aggregate Market Capitalization on the base date of the EURO STOXX 50 Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the EURO STOXX 50 Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the value of the entire EURO STOXX 50 Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The composition of the EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of July as the basis for the review process. Changes in the composition of the EURO STOXX 50 Index are made to ensure that the EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the EURO STOXX 50 Index are made entirely by STOXX without consultation with the corporations represented in the EURO STOXX 50 Index or ML&Co. The EURO STOXX 50 Index is also reviewed on an ongoing basis, and change in the composition of the EURO STOXX 50

Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. and has participated in any way in the creation of the Notes.

ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the EURO STOXX 50 Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the EURO STOXX 50 Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the EURO STOXX 50 Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the EURO STOXX 50 Index. This advisory committee proposes changes in the composition of the EURO STOXX 50 Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the index computation. Decisions on the composition and changes in the EURO STOXX 50 Index are reserved to the Supervisory Board.

STOXX Ltd. and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the EURO STOXX 50 Index, which is owned and published by STOXX, in connection with certain securities, including the Notes.

The license agreement between STOXX and ML&Co. provides that the following language must be set forth in this prospectus:

“The Notes are not sponsored, endorsed, sold or promoted by STOXX LIMITED or Dow Jones & Company, Inc. Neither STOXX nor Dow Jones makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The only relationship of STOXX to ML&Co. is as the licensor of the Dow Jones STOXX, the Dow Jones EURO STOXX 50 Index and of certain trademarks, trade names and service marks of STOXX, and as the sublicensor of the Dow Jones STOXX, the Dow Jones EURO STOXX and of certain trademarks, trade names and service marks of Dow Jones. The aforementioned indices are determined, composed and calculated by STOXX or Dow Jones, as the case may be, without regard to ML&Co. or the Notes. Neither STOXX nor Dow Jones is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Neither STOXX nor Dow Jones has any obligation or liability in connection with the administration, marketing or trading of the Notes.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN AND NEITHER SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER STOXX NOR DOW JONES

MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER STOXX OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN STOXX AND ML&CO.”

The Dow Jones Euro STOXX 50 Index is owned by STOXX Ltd. and is a service mark of Dow Jones & Company, Inc., and has been licensed for certain purposes by ML&Co. © 1998 by STOXX Ltd. All rights reserved.

Historical Data on the EURO STOXX 50 Index

The following table sets forth the value of the EURO STOXX 50 Index at the end of each month in the period from January 1999 through March 2004. These historical data on the EURO STOXX 50 Index are not necessarily indicative of the future performance of the EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the EURO STOXX 50 Index during any period set forth below is not an indication that the EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	3,547.15	4,684.48	4,779.90	3,670.26	2,248.17	2,839.13
February	3,484.24	5,182.62	4,318.88	3,624.74	2,140.73	2,893.18
March	3,559.86	5,249.55	4,185.00	3,784.05	2,036.86	2,787.49
April	3,757.87	5,303.95	4,525.01	3,574.23	2,324.23
May	3,629.46	5,200.89	4,426.24	3,425.79	2,330.06
June	3,788.66	5,145.35	4,243.91	3,133.39	2,419.51
July	3,638.62	5,122.80	4,091.38	2,685.79	2,519.79
August	3,769.14	5,175.12	3,743.97	2,709.29	2,556.71
September	3,669.71	4,915.18	3,296.66	2,204.39	2,395.87
October	3,922.91	5,057.46	3,478.63	2,518.99	2,575.04
November	4,314.38	4,790.08	3,658.27	2,656.85	2,630.47
December	4,904.46	4,772.39	3,806.13	2,386.41	2,760.66

The following graph sets forth the historical performance of the EURO STOXX 50 Index presented in the preceding table. Past movements of the EURO STOXX 50 Index are not necessarily indicative of the future EURO STOXX 50 Index values. On April 27, 2004, the closing value of the EURO STOXX 50 was 2,884.82.

The S&P 500 Index

Standard & Poor’s publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of March 31, 2004, 424 companies or 84.6% of the market capitalization of the S&P 500 Index traded on the NYSE; 62 companies or 13.5% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and 14 companies or 1.9% of the market capitalization of the S&P 500 Index traded on the AMEX. As of March 31, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (11.2%), Consumer Staples (11.3%), Energy (6.0%), Financials (21.3%), Health Care (13.1%), Industrials (10.7%), Information Technology (17.0%), Materials (2.9%), Telecommunication Services (3.5%) and Utilities (2.9%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

Computation of the S&P 500 Index

Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(e)	the current aggregate market value of all component stocks is divided by the Base Value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Redemption Amount, if any, payable to holders of the Notes upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index, and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value ×	(		)	= New Base Value
New Market Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

The following graph sets forth the closing values of the S&P 500 Index on the last business day of each year from 1947 through 2003, as published by Standard & Poor’s. The historical performance of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount, if any, which may be payable to holders of the Notes at the maturity date.

The following table sets forth the value of the S&P 500 Index at the end of each month, in the period from January 1999 through March 2004. These historical data on the S&P 500 Index are not indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	1,279.64	1,394.46	1,366.01	1,130.20	855.70	1,131.13
February	1,238.33	1,366.42	1,239.94	1,106.73	841.15	1,144.94
March	1,286.37	1,498.58	1,160.33	1,147.39	848.18	1,126.21
April	1,335.18	1,452.43	1,249.46	1,076.92	916.92
May	1,301.84	1,420.60	1,255.82	1,067.14	963.59
June	1,372.71	1,454.60	1,224.42	989.82	974.50
July	1,328.72	1,430.83	1,211.23	911.62	990.31
August	1,320.41	1,517.68	1,133.58	916.07	1,008.01
September	1,282.71	1,436.51	1,040.94	815.28	995.97
October	1,362.93	1,429.40	1,059.78	885.76	1,050.71
November	1,388.91	1,314.95	1,139.45	936.31	1,058.20
December	1,469.25	1,320.28	1,148.08	879.82	1,111.92

The following graph sets forth the performance of the S&P 500 Index at the end of each month presented in the table above. Past movements of the S&P 500 Index are not necessarily indicative of the future S&P 500 Index values. On April 27, 2004 the closing value of the S&P 500 Index was 1,138.15.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the Index. S&P makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the Notes, or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash at maturity of the Notes, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized at maturity or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized at maturity or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to a Note. If Section 1260 of the Code were to apply to a Note in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any such gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Basket, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States, and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or

“disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $                     aggregate original public offering price of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering prices set forth on the cover page of this prospectus supplement and that it may offer a part of the Notes to certain dealers at a price that represents a concession not in excess of     % of the original public offering price of the Notes. The underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the original public offering price of the Notes. After the initial public offering, the public offering prices may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets) which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
AMEX	S-12
Basket	S-3
Basket Business Day	S-12
Basket Index	S-3
Business Day	S-14
Calculation Day	S-11
Calculation Period	S-11
Capped Value	S-4
Ending Value	S-4
Market Disruption Event	S-13
Notes	S-1
Pricing Date	S-3
PTCEs	S-33
Redemption Amount	S-4
Starting Value	S-4
successor index	S-14

1,000,000 Units

Merrill Lynch & Co., Inc.

Accelerated Return Notes Linked to the Global Equity Basket Index

due July     , 2005

(the “Notes”)

$10 original public offering price per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

May      , 2004